SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Policy for Disclosure of Material Information and Trading of Securities of Eletrobras Companies

Area responsible for the issuing

Financial and Investor Relations Department /Investor Relations area

Target Audience

Employees, managers, officers and directors of Eletrobras companies.

Approval

Resolution 016/2023, of 01/09/2023, of the Eletrobras Executive Board.

Deliberation DEL-010/2023, of 01/27/2023, of the Board of Directors of Eletrobras

Repository

The policies of Eletrobras companies can be found on the website:

https://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx

Copyright and confidentiality

The contents of this document may not be reproduced without proper authorization. All rights belong to Eletrobras and other Eletrobras companies.

Maximum revision period: 5 years

Revision history:

Issue	Approval	Main changes
1.0	RES-873/2018, of 12/10/2018 and DEL-248/2018, of 12/14/2018.	Not applicable.
2.0	RES-121/2022, of 03/30/2022 and DEL-040/2022, of 04/13/2022.	Update of the policy as a result of the changes promoted by CVM Resolution No. 44/2021, which revoked CVM Instructions No. 358/2002, No. 369/2002 and No. 449/2007.
3.0	RES-016/2023, of 01/09/2023 and DEL-010/2023, of 01/27/2023.

Update of the policy as a result: of the new legal regime of Eletrobras companies after capitalization; of a new obligation to disclose a statement on corporate demands; and of a change in the negotiation prohibition according to CVM resolution No. 44.

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND TRADING OF SECURITIES OF ELETROBRAS COMPANIES

Table Of Contents

Introduction	3
1 Objective	3
2 References	3
3 Principles	3
4 Guidelines	4
4.1 Scope	4
4.2 Relevant information disclosure practices	4
4.3 Duties of the chief financial and investor relations officer	10
4.4 Duties of related persons	11
4.5 Duties of controlling shareholders	12
4.6 Disclosure of annual and quarterly results	13
4.7 Meetings and teleconferencing or videoconferencing with analysts and investors	13
4.8 Eletrobras Investor Relations Website	14
4.9 Relationship of the other areas of Eletrobras companies with the investor relations area	14
4.10 Disclosure of information in public offerings	14
4.11 Crisis situations	15
4.12 Disclosure of information on divestiture of control	15
4.13 Disclosure of information on negotiations of managers, tax advisors and members of any bodies with technical or advisory functions created by statutory provision and related persons	15
4.14 Disclosure of transactions with related parties	17
4.15 Disclosure of information on negotiation of relevant shareholding and on negotiations of controllers and shareholders	17
4.16 Prohibitions on trading in securities	19
4.17 Exceptions to the Securities Trading Prohibition	21
4.18 Serious penalties and infractions	22
5 Responsibilities	23
6 Concepts	23
7 General Provisions	26
8 Appendices	27

POLICY FOR DISCLOSURE OF MATERIAL INFORMATION AND TRADING OF SECURITIES OF ELETROBRAS COMPANIES

Introduction

This "Policy for Disclosure of Material Information and Trading of Securities of Eletrobras Companies" (hereinafter referred to as "policy"): (i) regulates the disclosure of relevant information about Eletrobras and its controlled companies, as well as regulates access to inside information, pursuant to CVM Resolution No. 44, of August 23, 2021, and other applicable laws; and (ii) establishes guidelines that govern, in an orderly manner and within the limits established by law, the trading of securities of Eletrobras companies that are publicly traded, as well as the disclosure of information about the trading of securities, which must be observed by the related persons and by Eletrobras itself, in order to preserve transparency in negotiations, in order to prohibit the use of inside information related to Eletrobras and its controlled companies for the benefit of the related persons or third parties, according to CVM Resolution No. 44 and other applicable laws.

1 Objective

Establish and discipline the mandatory practices for the disclosure of relevant information within the scope of Eletrobras companies, as well as for the trading of securities of Eletrobras companies that are publicly traded, pending relevant undisclosed information, and for the disclosure of information on the trading of securities issued by them, in order to establish rules and procedures to be observed by the persons subjected, regarding the disclosure of relevant information, maintenance of confidentiality, access to inside information and trading of securities, in accordance with legal, regulatory, statutory and internal regulations, avoiding the misuse of inside information and ensuring fair treatment to investors of Eletrobras and its controlled companies.

2 References

2.1        Law No. 6,385, of December 7, 1976 – provides for the securities market and creates the Securities and Exchange Commission.

2.2        Law No. 6.404, of December 15, 1976 and its subsequent amendments (Brazilian Corporation Law).

2.3 CVM Resolution No. 44, of August 23, 2021 and all subsequent amendments thereto.

2.4 CVM Resolution No. 80, of March 29, 2022, and all subsequent amendments thereto.

2.5        Circular Letter No. 7/2020-CVM/Sep – provides for live presentations with the presence of executives of publicly-held companies.

2.6        Eletrobras Code of Conduct.

2.7        Spokesperson Policy of Eletrobras Companies.

2.8        Policy of Transactions with Related Parties of Eletrobras Companies.

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3 Principles

3.1        Transparency, good faith, loyalty and truthfulness.

3.2        Compliance with global investor relations best practices, the regularity and transparency of securities trading, as well as compliance with the relevant legislation of Brazil and the places where the company has securities issued or traded, the regulation of regulatory bodies, the Stock Exchanges, the Eletrobras Code of Conduct and the disciplinary rules of Eletrobras companies.

3.3.        Integrity, symmetry of information, fairness of treatment and respect for investors' rights.

4 Guidelines

4.1       Scope

4.1.1        The rules established in this policy must be observed by the related persons, who must assume the obligation to comply with them and ensure that they are complied with by their subordinates, third parties of their trust, as well as by the related persons who have access to relevant information not yet disclosed or privileged information.

4.1.1.1 Related persons must ensure that their subordinates, third parties and related persons who have access to relevant information not yet disclosed or insider information become aware of this policy and comply with its terms, responding jointly with them in the event of non-compliance.

4.1.2        This policy also applies to relevant information related to Eletrobras subsidiaries or affiliates of which the related persons are aware and which reflect, by their nature or relevance, information relevant to Eletrobras.

4.2       Relevant information disclosure practices

4.2.1       Eletrobras Disclosure

4.2.1.1 It is the responsibility of the company's chief financial and investor relations officer to ensure the disclosure of relevant information, as well as its wide and immediate dissemination, simultaneously, with the CVM, through an electronic system available on the CVM website on the internet, the SEC and all management entities of the markets in which the company's securities are admitted to trading.

4.2.1.1.1 Controlling shareholders, officers, members of the Board of Directors of Eletrobras (CA), the Fiscal Council of Eletrobras and any bodies with technical or advisory functions, created by statutory provision, must communicate any relevant information of which they are aware to the chief financial and investor relations officer, to which it is necessary to promote its disclosure.

4.2.1.1.2 If the persons referred to in sub-item 4.2.1.1.1 have personal knowledge of relevant information and verify the omission of the chief financial and investor relations officer in the fulfillment of their duty of communication and disclosure, under the terms of this policy, they must notify him, in writing, so that disclosure is made. This notification does not exempt its managers, before the CVM, from responsibility for disclosure, which must be made immediately to the CVM.

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4.2.1.2        The chief financial and investor relations officer shall supervise any leaks of material information in the media and/or atypical fluctuations relating to the trading of securities and, if he finds that such information has been improperly disclosed, shall immediately promote the wide dissemination of the information to the market.

4.2.1.3 In the absence or impediment of the chief financial and investor relations officer for the measures provided for in sub-items 4.2.1.1 and 4.2.1.2, it is up to the president of Eletrobras to adopt them. In case of absence or impediment of the president of Eletrobras, such measures must be adopted by the chairman of the Board of Directors or by whom he may appoint, without prejudice to the provisions of sub-item 4.2.1.1.1.

4.2.1.4 Subject persons must communicate to the chief financial and investor relations officer: (i) any act, fact or situation that may constitute relevant information of which they are aware, and/or (ii) about the improper disclosure of inside information, without compliance with applicable legislation and regulations, as well as this policy.

4.2.1.4.1 In the event of sub-item 4.2.1.4, the chief financial and investor relations officer shall evaluate the information and, in case of conclusion that it is relevant information, shall provide for wide and immediate disclosure to the market, subject to the provisions of sub-item 4.2.1.4.2.

4.2.1.4.2 In the absence or impediment of the chief financial and investor relations officer for the measures necessary for the correct evaluation of the information communicated by the subject person, it is up to the president of Eletrobras to carry out the evaluation and, in case of conclusion that it is relevant information, the president of Eletrobras must make its disclosure, subject to the applicable legislation and regulations, as well as the rules contained in this policy. In case of absence or impediment of the president of Eletrobras, such measures must be adopted by the chairman of the Board of Directors or by whom he may appoint.

4.2.1.4.3 Any subject who has doubts regarding the qualification of a given situation as relevant information, as well as regarding the treatment given to such situation, under the terms of this policy, must contact the chief financial and investor relations officer or the area of investor relations of Eletrobras, to obtain the necessary clarifications.

4.2.1.5 It is the responsibility of the chief financial and investor relations officer to ensure that the disclosure of relevant information, as provided for in this sub-item 4.2.1, precedes or is made simultaneously with the dissemination of information by any means of communication, including information to the press, or at meetings of class entities, investors, analysts or with a selected public, in the country or abroad.

4.2.1.6        The disclosure of relevant information must take place through at least one of the following communication channels: (i) widely circulated newspapers usually used by the company; or (ii) at least one news portal with a page on the internet, which makes available, in a section available for free access, the information in its entirety.

4.2.1.6.1 The disclosure of relevant information, as provided for in sub-item 4.2.1.6, may be made in summary form with an indication of the addresses on the internet, where the complete information must be available to all investors, in a minimum content identical to that sent to the CVM.

4.2.1.7 The disclosure of relevant information must be made, whenever possible, simultaneously and preferably before the beginning or after the close of business on the Stock Exchanges, in all markets where Eletrobras securities are traded, prevailing, in case of incompatibility, the opening hours of the Brazilian market.

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4.2.1.7.1 If disclosure is necessary before the opening of the trading session, it must be observed, whenever possible, at least one hour in advance, in order to avoid delays in the beginning of negotiations and allow the dissemination of the information provided.

4.2.1.8        If it is imperative that the disclosure of relevant information occurs during trading hours, the chief financial and investor relations officer may, when communicating the relevant information, request, always simultaneously to the Stock Exchanges and entities of the organized over-the-counter market, national and foreign, in which the securities issued by Eletrobras are admitted to trading, the suspension of the trading of the securities for the time necessary for the proper dissemination of the relevant information, subject to the procedures provided for in the regulations issued by the Stock Exchanges and entities of the organized over-the-counter market.

4.2.1.9        Disclosure and communication to the relevant information market must be carried out in a clear, precise, objective, reliable, timely manner, with quality, transparency, truthfulness, completeness and consistency, in language accessible to the investing public, in Portuguese and English, without prejudice to the use of other languages, if necessary.

4.2.1.9.1. Without prejudice to Eletrobras' effort to avoid divergence between translated versions, in case of divergence of interpretation, the information disclosed in the Portuguese language must always prevail.

4.2.1.10 The disclosure of relevant information must be made to the CVM, through an electronic system available on the CVM website, to the SEC and to the Stock Exchanges, in accordance with the applicable rules.

4.2.1.11 In addition to sub-item 4.2.1.9, the disclosure of relevant information must be made through the news portal with a page on the internet, indicated in the Eletrobras Registration Form, on the Eletrobras Investor Relations website and sent by email to investors voluntarily registered with the Eletrobras investor relations area.

4.2.1.11.1 Any change in the communication channel used by Eletrobras indicated in sub-item 4.2.1.10 must be preceded by: (i) updating this policy, pursuant to CVM Resolution No. 44 and amendments; (ii) updating the Eletrobras Registration Form; (iii) disclosure of the change implemented, in the form previously used to disclose relevant information.

4.2.1.12 Eletrobras' managers are responsible for analyzing concrete situations arising from the company's activities and operations, as well as decisions or any information of which they are aware or under their responsibility, which may be characterized as relevant information, informing their analysis to the chief financial and investor relations officer, for decision of the confidentiality or its disclosure, in accordance with the applicable legislation and this policy.

4.2.1.13 The investor relations area is responsible for preparing communications external to the capital market, through Material Facts or Communications to the Market, from information obtained from the business area(s) or board(s) involved, and must submit the Material Fact or Notice to the Market to the prior approval of the chief financial and investor relations officer.

4.2.1.14 Access to privileged information must be limited to professionals directly involved in the matter in question, until the relevant information is duly disclosed to the market, in compliance with the rules of this policy.

4.2.1.15 In the event that material information is improperly disclosed to a person or group of persons, the chief financial and investor relations officer or Investor Relations Officer shall be immediately informed so that they can ensure prompt and wide disclosure under this policy.

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4.2.1.16 In addition to the relevant information, mandatory reports must be disclosed to the CVM, through an electronic system available on the CVM website, the SEC and the Stock Exchanges, and on the company's Investor Relations website, subject to the rules and deadlines established in the legislation.

4.2.1.17 Eletrobras shall disclose a Notice on Corporate Claims, pursuant to CVM Resolution No. 80 and its amendments, in which the issuer, its shareholders or its managers appear as parties and which involves diffuse, collective or individual homogeneous rights or interests or in which a decision may be rendered whose effects reach the legal sphere of the company or other holders of securities issued by the issuer that is not part of the process, such as annulment action of corporate resolution, action of responsibility of administrator and action of responsibility of controlling shareholder.

4.2.1.17.1 Any judicial or arbitration proceeding whose requests are, in whole or in part, based on corporate or securities market legislation, or on the rules issued by CVM, is considered a corporate demand.

4.2.1.18 Eletrobras may disclose, in the form of a Notice to the Market, other information of a clarification nature, not characterized as relevant information, which it deems useful to the investing public.

4.2.1.19 Eletrobras shall not comment on rumors or destabilizing statements, of a partisan political nature, except in cases that may constitute leakage of relevant information, in the event of request by regulatory bodies or in cases where the information may impair the understanding of the investing public, the image or business of Eletrobras.

4.2.1.20 Eletrobras shall not disclose projections about its future performance and shall not constitute as relevant information the mere prospection or business studies or investment or divestment opportunities.

4.2.1.20.1 Eletrobras and its subsidiaries may disclose expectations regarding the behavior of its business or the market in which it operates, however, such estimates must always reflect beliefs and expectations that necessarily involve risks and uncertainties, whether known or not, and must not constitute relevant information. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad; changes in interest rates, inflation and the value of the Real; changes in the volumes and pattern of consumer use of electricity; competitive conditions; level of indebtedness; possibility of receiving payments related to receivables; changes in rainfall and water levels in the reservoirs used to operate Eletrobras' hydroelectric plants or its controlled companies; financing and capital investment plans; existing and future government regulations; and other risks described in the annual reports and other documents registered with the CVM and the SEC. These eventual beliefs and expectations should refer only to the date they were expressed, and Eletrobras should not assume an obligation to update any of these estimates due to the occurrence of new information or future events. Such expectations of future results of Eletrobras' operations and initiatives may differ from current expectations and the investor should not rely exclusively on the information contained in these beliefs and estimates.

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4.2.2       Mechanisms for controlling and restricting access to relevant information

4.2.2.1 It is the obligation of the related persons to sign the Declaration of Adhesion (Appendix I) and forward it to the chief financial and investor relations officer who must arrange for the filing of the document with Eletrobras' investor relations area.

4.2.2.2 Notwithstanding the obligation of all connected persons, as set forth in sub-item 4.2.2.1, the managers, fiscal councilors, and members of any bodies with technical or advisory functions created by statutory provision are especially obliged to deliver the signed Declaration of Adhesion (appendix I) within seven working days from taking office in the respective position.

4.2.2.3 Whenever there are changes in the registration data, the signers of the Declaration of Adhesions are obliged to communicate them immediately to Eletrobras, through the chief financial and investor relations officer.

4.2.2.4 Eletrobras shall maintain at its headquarters, at the disposal of CVM, the list of persons who have subscribed to the Declaration of Adhesion and respective qualifications, indicating position or function, address and registration number in the National Register of Legal Entities (CNPJ) or in the Individual Taxpayer Registry (CPF), updating it immediately whenever there is a modification.

4.2.2.5 The Declaration of Adhesions must remain filed at the headquarters of Eletrobras as long as its signatories maintain a link with Eletrobras or with controlled companies, and for at least another five years after their termination, pursuant to CVM Resolution No. 44.

4.2.2.6 Whenever the company promotes a contract involving access to inside information, the related persons must require that: (i) external consultants, partners, service providers, business contacts, and their respective employees and representatives, or any person who has a business relationship with Eletrobras, who may have access to or produce inside information and who are under their management, become aware of this policy; and (ii) ensure that their contractors with access to inside information sign, prior to said access, the Declaration of Adhesion (Appendix I) or confidentiality agreements that observe the principles and obligations established in this policy.

4.2.2.7 These terms must be forwarded to the chief financial and investor relations officer, who must arrange for the filing of said terms in his/her investor relations area.

4.2.2.8 In the case of strategic partners, when the exchange of privileged information is necessary, the procedure must always be preceded by a confidentiality agreement.

4.2.2.9 Any meetings with the investing public, in the country or abroad, regarding matters that may substantiate relevant information, must be held in the presence, preferably, of the chief financial and investor relations officer, the president or a professional in the area of investor relations. In the absence of the chief financial and investor relations officer or investor relations professional, the content of the meeting must be reported to the chief financial and investor relations officer, in what may constitute relevant information, in order for any relevant information to be disclosed, immediately and simultaneously, to the investing public under the terms of this policy.

4.2.2.10 The contracting area of Eletrobras companies must establish, in contracts with external consultants and third parties that, by their nature, involve access or production of privileged information, the obligation of the parties to observe the content of this policy, as well as include a confidentiality clause.

4.2.2.11 In the event of an atypical fluctuation in the quotation, price or traded quantity of the securities, or in the event of a request for clarification by regulatory bodies, the Stock Exchange or an organized over-the-counter market entity in which the securities issued by Eletrobras are admitted to trading on relevant information, the chief financial and investor relations officer must inquire the related persons to ascertain whether they are aware of relevant information that must be disclosed to the market.

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4.2.2.12 Public communications issued by Eletrobras controlled companies, involving relevant information, must be reviewed and approved by Eletrobras' chief financial and investor relations officer, through the investor relations area.

4.2.2.13 Related persons must observe the following procedures, without being limited to them, in order to safeguard the inappropriate disclosure of relevant information:

a)	disclose inside information strictly to those persons directly involved with the matter at hand;
b)	not to discuss inside information: (i) in public places or in the presence of third parties who are not aware of it, or (ii) at telephone conferences in which it is not possible to be sure who effectively are the people who can participate in it;
c)	keep secure the medium in which privileged information is stored and transmitted, restricting any unauthorized access;
d)	not to comment on inside information with third parties;
e)	not to give interviews or make statements to the press or use any means of communication related to relevant information, prior to its disclosure by Eletrobras' investor relations officer, through the appropriate channels, under the terms of this policy;
f)	in case of doubt about an information being characterized as relevant information or inside information, it must communicate, in writing, prior to any comment in the media mentioned in the previous sub-items, to the chief financial and investor relations officer or to the Investor Relations area, so that they can assess whether the information constitutes relevant information, to be disclosed, through the appropriate channels, under the terms of this policy; and
g)	observe the recommendations of Circular Letter No. 7/2020-CVM/SEP that deals with live presentations, with the presence of executives of Eletrobras companies.

4.2.3       Exception to immediate disclosure

4.2.3.1 Exceptionally, the relevant information may cease to be disclosed if the controlling shareholders or the managers of Eletrobras believe that its disclosure will jeopardize Eletrobras' legitimate interest.

4.2.3.2 In the case of sub-item 4.2.3.1, Eletrobras managers and controlling shareholders are obliged, preferably through the chief financial and investor relations officer, to immediately disclose the relevant information, in the event that the relevant information escapes control or if there is an atypical fluctuation in the quotation, price or traded quantity of the securities or referenced to them.

4.2.3.3 Eletrobras managers or controlling shareholders may address a request to the Business Relations area (SEP), by means of a sealed envelope, which must contain the word “confidential” or by electronic correspondence intended for the institutional address of the SEP with the subject “confidentiality request”, as provided for in CVM Resolution No. 44, for CVM to decide on the provision of information that has not been disclosed.

4.2.3.4 In the event of sub-item 4.2.3.3, if the CVM decides to disclose the relevant information, the applicant or, preferably, the chief financial and investor relations officer, must, after notification from the CVM, immediately communicate to the Stock Exchange and organized over-the-counter market entity in which the securities issued by Eletrobras are admitted to trading, and disclose the relevant information, in the form of CVM Resolution No. 44 and its amendments.

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4.2.4 Quiet Period

4.2.4.1 Eletrobras shall adopt, in accordance with best market practices, the use of the quiet period in the 15 days prior to the disclosure of quarterly financial statements and annual financial statements, in order to ensure the fairness of treatment of information to the investing public.

4.2.4.1.1 During the quiet period, meetings with investors, investment fund analysts and capital market agents cannot be held, and meetings with rating agencies and/or service or advisory providers are allowed.

4.2.4.2 The dates of disclosures of the annual and quarterly financial statements must be disclosed by the company through its calendar of events, available on CVM's website and Eletrobras' Investor Relations website.

4.2.4.3 During the quiet period, Eletrobras may disclose relevant information, to the extent necessary, in accordance with relevant legislation and this policy.

4.2.4.4 The obligation of Eletrobras to disclose mandatory reports before regulatory bodies and Stock Exchanges and relevant information is not affected by the silent period rule and must be carried out within the deadlines established in the applicable rules.

4.2.4.5 Exceptionally, in case of involuntary leaks of relevant information contained in the annual or quarterly financial statements or upon the occurrence of a fortuitous event, in order to ensure the symmetry of information to the market, Eletrobras must inform the regulatory bodies and disclose the information leaked to the market, immediately, observing the procedures provided for in this policy.

4.3       Duties of the chief financial and investor relations officer

4.3.1        Without prejudice to the other obligations provided for in this policy, the chief financial and investor relations officer shall:

a)	send to CVM, through an electronic system available on CVM's website on the internet, and, if applicable, to the Stock Exchange and organized over-the-counter market entity in which the securities are admitted to trading, any relevant information that occurred or related to Eletrobras' business, as well as ensure its wide and immediate dissemination, simultaneously, in all markets in which such securities are admitted to trading;
b)	cause the disclosure of relevant information to precede or be made simultaneously with the dissemination of the information by any means of communication, including press information, or at meetings of class entities, investors, analysts or with a selected public, in the country or abroad;
c)	inquire people with access to relevant information, in order to ascertain whether they are aware of relevant information that should be disclosed to the market, in the event of a request for clarification from regulatory agencies or Stock Exchanges, or if there is an atypical fluctuation in quotation, price or traded quantity of the securities issued by Eletrobras or referenced to them;
d)	inquire of people with access to inside information, in the event that it escapes the control of the company, including controlling shareholders or managers who have understood the need to maintain confidentiality of the relevant information, under the terms authorized, exceptionally, by CVM Resolution No. 44 and this policy, and provide for the immediate disclosure of the relevant information, through the appropriate channels, as provided for in this policy;

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e)	observe this policy, CVM Resolution No. 44, CVM Resolution No. 80 and other laws applicable to Eletrobras companies regarding the disclosure of relevant information, the trading of securities pending a material undisclosed act or fact or the disclosure of information about the trading of securities;
f)	clarify requests from regulators and Stock Exchanges on relevant information and on securities trading pending relevant undisclosed information;
g)	assess the need to request, at the same time, from the Stock Exchanges, the suspension of securities trading, for the time necessary for the adequate dissemination of relevant information;
h)	analyze rumors, speculations and news disseminated by any means of press and its impact on the price of securities in the decision of investors to buy, sell or hold securities or in the decision of investors to exercise any rights inherent to the condition of holder of securities and, as the case may be, to provide due clarification to the market, immediately and under the terms of this policy;
i)	promote, as necessary, through its investor relations area, the training of related persons as to the content of this policy;
j)	transmit to the CVM and, if applicable, to the Stock Exchange and organized over-the-counter market entity in which the securities are admitted to trading the information on ownership and trades carried out with securities by officers, members of the Board of Directors, the Fiscal Council and any bodies with technical or advisory functions created by statutory provision; and
k)	be responsible for the implementation and monitoring of this policy.

4.3.2 The CVM, the Stock Exchange or, if applicable, the organized over-the-counter market entity in which the securities issued by the company are admitted to trading may, at any time, require from the chief financial and investor relations officer clarifications on the disclosure of relevant information.

4.4       Duties of related persons

4.4.1 Without prejudice to the other obligations provided for in this policy, it is incumbent upon the related persons to:

a)	observe this policy, CVM Resolution No. 44, CVM Resolution No. 80 and other laws applicable to Eletrobras companies regarding the disclosure of relevant information, the trading of securities pending a material undisclosed act or fact or the disclosure of information about the trading of securities;
b)	communicate to the chief financial and investor relations officer or to the Investor Relations Area: (i) any act, fact or situation that may constitute relevant information of which they are aware, and/or (ii) about the improper disclosure of inside information without compliance with applicable laws and regulations, as well as this policy;
c)	immediately inform the chief financial and investor relations officer if material information is improperly disclosed to a person or group of persons;
d)	immediately comply with the requests and clarifications of the chief financial and investor relations officer or the investor relationship area regarding the verification of the occurrence of relevant information or within the scope of determining responsibility for improper disclosure;
e)	maintain confidentiality of information related to relevant information to which they have privileged access due to the position or position they occupy, until its adequate disclosure to the market, as well as ensure that subordinates and third parties of their trust also do so, responding jointly and severally with them, in the event of non-compliance with the duty of secrecy;

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f)	observe the mechanisms for controlling and restricting access to relevant information and inside information provided for in this policy;
g)	notify, in writing, the chief financial and investor relations officer, whenever they find their failure to disclose relevant information, under the terms of this policy, so that disclosure is made;
h)	immediately communicate the relevant information to the CVM, respecting the Spokesperson Policy of Eletrobras Companies, whenever they find an omission of the chief financial and investor relations officer to disclose relevant information;
i)	observe the prohibitions and trading restrictions, in the imminence of disclosure of relevant information, under the terms of this policy and applicable legislation;
j)	sign the Declaration of Adhesion (Appendix I) and forward it to Eletrobras' investor relations area;
k)	require that external consultants, partners, service providers, business contacts, and their respective employees and representatives, or any person who has a business relationship with Eletrobras companies, with access to inside information, and are under their management, become aware of this policy, and, whenever the hiring of these people involves access to inside information, arrange for their contractors to know the content of this policy and sign the Declaration of Adhesion (Appendix I) or appropriate confidentiality agreements, and the Declaration of Adhesions must be forwarded to the chief financial and investor relations officer or the investor relations area; and
l)	inform the company, through the chief financial and investor relations officer, of the ownership and negotiations carried out with securities, including related persons, in the form of CVM Resolution No. 44.

4.4.2 It is forbidden for related persons to improperly use privileged information to obtain any advantages, pecuniary or not, for themselves or for third parties.

4.5       Duties of controlling shareholders

4.5.1 Without prejudice to the other obligations provided for in this policy, the controlling shareholders shall:

a)	observe this policy, CVM Resolution No. 44, CVM Resolution No. 80 and other laws applicable to Eletrobras companies regarding the disclosure of relevant information, the trading of securities pending a material undisclosed act or fact or the disclosure of information about the trading of securities;
b)	communicate to the chief financial and investor relations officer or to the Investor Relations Area: (i) any act, fact or situation that may constitute relevant information of which they are aware, and/or (ii) about the improper disclosure of inside information without compliance with applicable laws and regulations, as well as this policy;
c)	immediately inform the chief financial and investor relations officer if material information is improperly disclosed to a person or group of persons;
d)	immediately comply with the requests and clarifications of the chief financial and investor relations officer or the investor relationship area regarding the verification of the occurrence of relevant information or within the scope of determining responsibility for improper disclosure;
e)	maintain confidentiality of information related to relevant information to which they have privileged access due to the position or position they occupy, until its adequate disclosure to the market, as well as ensure that subordinates and third parties of their trust also do so, responding jointly and severally with them, in the event of non-compliance with the duty of secrecy;
f)	observe the mechanisms for controlling and restricting access to relevant information and privileged information provided for in this policy;

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g)	notify, in writing, the chief financial and investor relations officer, whenever they find their failure to disclose relevant information, under the terms of this policy, so that disclosure is made;
h)	immediately communicate the relevant information to regulatory bodies, respecting the Spokesperson Policy of Eletrobras Companies, whenever they find the chief financial and investor relations officer not to disclose relevant information;
i)	observe the prohibitions and trading restrictions, in the imminence of disclosure of relevant information, under the terms of this policy and applicable legislation; and
j)	send Eletrobras, through its chief financial and investor relations officer, information on relevant negotiations they carry out, pursuant to CVM Resolution No. 44.

4.5.2        Controlling shareholders and their representatives and employees are prohibited from improperly using privileged information to obtain any advantages, pecuniary or not, for themselves or for third parties.

4.6       Disclosure of annual and quarterly results

4.6.1       The annual and quarterly financial statements must be disclosed under the terms provided for in this policy, preferably before the beginning or after the close of business on the Stock Exchanges, in all markets where the securities are traded, prevailing, in the event of incompatibility, the opening hours of the Brazilian market.

4.6.1.1 If disclosure is necessary before the opening of the trading session, it must be observed, whenever possible, at least one hour in advance, in order to avoid delays in the beginning of negotiations and allow the dissemination of the information provided.

4.6.2 Additionally, the company must disclose Form 20f, required by the SEC and the New York Stock Exchange. This form must also be filed on Eletrobras' Investor Relations website and disclosed to the CVM, simultaneously, in the English version and, after the provisions of the respective translation, the Portuguese version.

4.6.3 The information, analysis and presentations related to the annual and quarterly results, including through a press release, must be disclosed to CVM, through an electronic system available on CVM's website, the SEC and the Stock Exchanges, in accordance with the applicable rules, and on Eletrobras' Investor Relations website.

4.6.4        Eletrobras shall seek to hold a conference call or videoconference with analysts and investors, on the occasion of the disclosure of the annual and quarterly financial statements, with simultaneous translation into English, in order to give broad knowledge of the financial information disclosed.

4.6.5 The dates of disclosures of the annual and quarterly financial statements, as well as teleconferences or videoconferences, must be disclosed by the company through its calendar of events, available on the CVM website and on Eletrobras' Investor Relations website. Eletrobras must previously inform the connection data for access to teleconferences or videoconferences.

4.7       Meetings and teleconferencing or videoconferencing with analysts and investors

4.7.1 In accordance with the market information policy and the rules of B3's Level 1 Corporate Governance, Eletrobras must participate in several meetings with shareholders and investors, through conferences, teleconferences or videoconferences, roadshows and meetings or events with investors, in Brazil or abroad.

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4.7.2 This policy must be carefully observed in the relationship with the investing public.

4.7.3 Meetings and teleconferences or videoconferences with the investing public, in the country or abroad, must comply with the provisions of sub-item 4.2.2.9 of this policy.

4.8       Eletrobras Investor Relations Website

4.8.1 The Eletrobras Investor Relations website, in Portuguese and English versions, must keep at the disposal of investors, relevant information, press releases, presentations, financial and operational information, calendar of events, information on payment of dividends, quotation of Eletrobras shares, reference form, Form 20f, reports, annual and quarterly financial statements, channels of access to the area of investor relations, most frequent questions and answers, governance instruments – such as bylaws and manuals or policies, notices and management proposals, capital information, among other information considered mandatory by law. Such documents must be filed and disclosed by Eletrobras, subject to the terms and conditions provided for in the applicable legislation.

4.9       Relationship of the other areas of Eletrobras companies with the investor relations area

4.9.1 The managers, executives and technicians of Eletrobras companies must keep the chief financial and investor relations officer and the person responsible for the investor relations area updated with ample strategic, operational or financial information, and the investor relations officer must evaluate the possible need to disclose the information under the terms of this policy.

4.9.2 Eletrobras' communication area must maintain constant interaction with the investor relations area and with the communication areas of the subsidiaries in order to avoid being granted, by Eletrobras' managers or executives and its subsidiaries, interviews, statements or clarifications to the press or any means of communication, referring to relevant information, before its adequate disclosure by Eletrobras' chief financial and investor relations officer, through the appropriate channels, under the terms of this policy and Circular Letter No. 7/2020-CVM/Sep, regarding live presentations.

4.9.2.1 In the event of involuntary disclosure of material information not yet disclosed, in interviews, newspapers, magazines, press conferences, blogs or other media, the communication area must immediately communicate to the chief financial and investor relations officer, in writing, so that it ensures wide and immediate disclosure of the same to the market, CVM, sec and the Stock Exchanges, under the terms of this policy and applicable legislation.

4.9.2.2 It is the obligation of Eletrobras' legal area to provide for the timely disclosure of complete information of communications on corporate demands, required in item 4.2.1.17 of this policy.

4.9.2.3 The company's shareholders and managers who appear as part of demands that fall under any of the criteria provided for in CVM Resolution No. 80 must provide, in a timely manner, the information and documents necessary for the investor relations officer to make the necessary disclosures, under the terms of this policy.

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4.10       Disclosure of information in public offerings

4.10.1 Immediately after the resolution on the public offering of securities that depends on registration with the CVM, Eletrobras must disclose the number of securities to be acquired or disposed of, the price, payment terms and other conditions to which the offer is subject, under the terms of this policy and CVM Resolution No. 44.

4.10.2        The provisions of sub-item 4.10.1 do not apply to the procedure of confidential preliminary analysis of applications for registration of public distribution of securities, under the terms of the regulations in force.

4.10.2.1 If the performance of the public offer is subject to the implementation of conditions, Eletrobras must disclose a Notice of Material Fact, whenever such conditions occur, clarifying whether it maintains the offer, and under what conditions, or if it will lose its effectiveness.

4.10.3 The primary or secondary public distribution of securities must only be disclosed, in accordance with the provisions of sub-item 4.10.1, when it falls within the concept of relevant information, and the provisions of this policy regarding access and treatment of inside information and the prohibition of securities trading must be observed.

4.11       Crisis situations

4.11.1 In crisis situations, Eletrobras must, through the communication area, appoint a specific spokesperson for communication with the press, without prejudice to the possibility of the appointment of other spokespersons, who are under the guidance of the crisis committee that may be created, destined to the relationship with other strategic audiences, as provided for in the Spokesperson Policy of Eletrobras Companies.

4.11.2 In crisis situations, the spokespersons who may be appointed must keep the chief financial and investor relations officer and the investor relations area duly informed of all actions, so that this policy is observed, as much as possible, as well as the Spokesperson Policy of Eletrobras Companies.

4.11.2.1 In the absence or impediment of the chief financial and investor relations officer, the president of Eletrobras must be informed and, in his absence, the chairman of the Board of Directors (CA) or whoever he may appoint. The officer or, in his absence, whoever replaces him, has the obligation to adopt the measures aimed at complying with this policy, ensuring to investors, regulatory bodies and stock exchanges the availability of the information necessary for their investment decisions, in a timely manner and simultaneously, efficiently, completely, reasonably and equitably, seeking the best possible symmetry in the dissemination of relevant information.

4.12       Disclosure of information on divestiture of control

4.12.1 If Eletrobras acquires the shareholding control of a publicly-held company, it must disclose a Material Fact and carry out the communications referred to in sub-item 4.2.1, as provided therein.

4.12.2        In the event of the sale of control of Eletrobras or any of its publicly-held subsidiaries, the acquirer must disclose a Material Fact and carry out the communications referred to in article 3 of CVM Resolution No. 44, as provided for therein.

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4.12.3 The communication and disclosure referred to in sub-items 4.12.1 and 4.12.2 must include, at least, the information contained in CVM Resolution No. 44.

4.13       Disclosure of information on negotiations of managers, tax advisors and members of any bodies with technical or advisory functions created by statutory provision and related persons

4.13.1        The managers of Eletrobras companies, as well as their tax advisors and their members of any bodies with technical or advisory functions created by statutory provision, are obliged to inform Eletrobras:

a)	the ownership of securities issued by Eletrobras itself, by its parent or controlled companies, in the latter two cases provided that it is a publicly-held company (Appendix II). Subsidiaries and affiliates of Eletrobras are also obliged to inform Eletrobras of the ownership of Eletrobras securities, controlling or controlled companies, in the latter two cases, provided that it is a publicly-held company (Appendix II); and

b)	the negotiations carried out with securities issued by Eletrobras itself, by its parent or controlled companies, in the latter two cases provided that it is a publicly-held company (Appendix III). Subsidiaries and affiliates of Eletrobras are also obliged to inform Eletrobras of the transactions carried out with securities issued by Eletrobras itself, parent companies or controlled companies, in the latter two cases provided that it is a publicly-held company (Appendix III).

4.13.2 The managers of Eletrobras companies, tax advisors and members of any bodies with technical or advisory functions created by statutory provision are obliged to inform Eletrobras of the securities issued by Eletrobras itself, by its parent or controlled companies (in the latter two cases provided that it is a publicly-held company), which are owned or negotiated by related persons (appendices II and III).

4.13.3 The communication referred to in the previous sub-items must cover negotiations with derivatives or any other securities referenced in the securities issued by Eletrobras or issued by its parent or controlled companies, in the latter two cases provided that it is a publicly-held company.

4.13.4 It is equivalent to the trading of securities issued by Eletrobras itself, by its parent companies or controlled companies, in the latter two cases, provided that it is a publicly-held company, for the purposes of communication referred to in this sub-item 4.13, the application, redemption and negotiation of shares of investment funds whose regulation provides that its share portfolio is composed exclusively of shares issued by Eletrobras, its parent companies or controlled companies.

4.13.5 The communication referred to in sub-items of this sub-item 4.13 must contain at least the following and be delivered in the form of appendices II and III , as the case may be:

a)	name and qualification of the communicator, and, if applicable, of the related persons, indicating the registration number in the National Register of Legal Entities (CNPJ) or in the Individual Taxpayer's Register (CPF) of the communicator and, as the case may be, of the related persons;
b)	quantity, by kind and class, in the case of shares, and other characteristics in the case of other securities, in addition to the identification of the issuing company and the balance of the position held before and after trading; and
c)	form of acquisition or disposal, price and date of transactions.

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4.13.6        The communication mentioned in the sub-items of this sub-item 4.13 must be made by Eletrobras managers, Eletrobras tax advisors and members of any bodies with technical or advisory functions of Eletrobras created by statutory provision:

a)	within five days after the completion of each business (Appendix III);
b)	on the first business day following the investiture in office (Appendix II); and
c)	when presenting the documentation for the registration of the company as open.

4.13.7        The managers, tax advisors and members of any bodies with technical or advisory functions created by Eletrobras' statutory provision must inform Eletrobras of any change in the information provided for in this sub-item 4.13 within 15 days of the change.

4.13.8 In the event that managers, tax advisors and members of any bodies with technical or advisory functions created by Eletrobras' statutory provision have taken office in their respective positions on dates prior to the date and entry into force of this policy, such persons must promptly provide Eletrobras with the aforementioned information, including the current quantity, characteristics and form of acquisition of the securities referred to in this sub-item 4.13, if they have not done so previously, in the manner established herein.

4.13.9        Eletrobras shall send to the CVM and, if applicable, to the Stock Exchanges or organized over-the-counter market entities in which Eletrobras shares are admitted to trading the information referred to in CVM Resolution No. 44, in relation to the securities traded by Eletrobras itself, its subsidiaries and affiliates, as well as by managers, tax advisors and members of any bodies with technical or advisory functions created by statutory provision of Eletrobras and persons related to them.

4.13.9.1 The information referred to in this sub-item 4.13 must be sent by Eletrobras within ten days after the end:

a)	of the month in which the positions held change;
b)	of the month in which the investiture occurs in the position of the persons mentioned in this sub-item 4.13; or
c)	of the month in which the communication provided for in sub-item 4.13.7 occurs.

4.13.9.2 The information referred to in sub-item 4.13.1 must be delivered individually and consolidated by an agency indicated therein, and must be made available on CVM's electronic system and on the internet:

a)	the individual positions of the company itself, its affiliates and subsidiaries; and
b)	the positions, consolidated by body, held by the members of the management, the supervisory board and any bodies with technical or advisory functions created by statutory provision.

4.13.10 Without prejudice to the information mentioned above, the managers, tax advisors and members of any bodies with technical or advisory functions created by Eletrobras' statutory provision are obliged to inform Eletrobras of the ownership and negotiation of bonds issued by Eletrobras, in the form of Appendix IV. Such obligation of managers, tax advisors and members of any bodies with technical or advisory functions created by statutory provision also applies to the ownership and trading of bonds by related persons.

4.13.11 The chief financial and investor relations officer is responsible for transmitting to the CVM and, if applicable, to the management entities of the markets in which the securities are admitted to trading, the information received by the company in accordance with the provisions of this sub-item 4.13.

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4.14       Disclosure of transactions with related parties

4.14.1 The disclosure of information regarding transactions with related parties must comply with the legislation and regulations in force and be carried out in compliance with this policy and the Related Party Transactions Policy of Eletrobras Companies.

4.15       Disclosure of information on negotiation of relevant shareholding and on negotiations of controllers and shareholders

4.15.1 The controlling shareholders, direct or indirect, and the shareholders who elect members of the Board of Directors or the Fiscal Council, as well as any natural or legal person, or group of persons, acting jointly or representing the same interest, who carry out relevant negotiations must, pursuant to CVM Resolution No. 44, send Eletrobras the following information:

a)	name and qualification, indicating the registration number in the National Register of Legal Entities (CNPJ) or in the Individual Taxpayer Registry (CPF);
b)	objective of the participation and target amount, containing, if applicable, a statement that the business is not intended to change the composition of Eletrobras' control or administrative structure;
c)	number of shares and other securities and derivative financial instruments referenced in such shares, whether for physical or financial settlement, explaining the quantity, class and type of the referenced shares;
d)	indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the company;
e)	if the shareholder is resident or domiciled abroad, the name or corporate name and the registration number in the Individual Taxpayers' Registry (CPF) or in the National Register of Legal Entities (CNPJ) of its representative or legal representative in the country for the purposes of article 119 of the Brazilian Corporation Law; and
f)	other information that may be required by applicable law.

4.15.2 The obligations provided for in sub-item 4.15.1 also extend (i) to the acquisition of any rights over the shares and other securities mentioned in the items of sub-item 4.15.1; and (ii) to the execution of any derivative financial instruments referenced in shares referred to in sub-item 4.15.1, even if without provision for physical settlement. In these cases, the following rules must be observed:

a)	the shares directly held and those referenced by derivative financial instruments of physical settlement must be considered together for the purposes of verifying the percentages referred to in the definition of "relevant negotiations" of this policy;
b)	the shares referenced by derivative financial instruments with provision for exclusively financial settlement must be computed, regardless of the shares mentioned in item "a", for the purposes of verification of the percentages referred to in the definition of "relevant trades" in this policy;
c)	the number of shares referenced in derivative instruments that confer economic exposure to the shares cannot be offset against the number of shares referenced in derivative instruments that produce inverse economic effects; and
d)	the obligations provided for in sub-item 4.15.1 do not extend to certificates of structured operations (CSO), securities index funds and other derivative financial instruments in which the shares issued by the company have a weight of less than 20%.

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4.15.3 The communication referred to in sub-item 4.15.1 must be made immediately after the participation referred to in the definition of "relevant negotiations" of this policy is achieved.

4.15.4 In cases where the acquisition results or has been carried out with the purpose of changing the composition of Eletrobras' control or administrative structure, as well as in cases where the acquisition generates the obligation to carry out a public offer, under the terms of the applicable regulations, the acquirer must also promote the disclosure, at least, through the same communication channels usually adopted by Eletrobras, under the terms of sub-items 4.2.1.9 and 4.2.1.10 of this policy, of a notice containing the information provided for in sub-item 4.15.1.

4.15.5 The chief financial and investor relations officer shall send the information referred to in sub-item 4.15.1, as soon as received by Eletrobras, CVM and, if applicable, to the management entities of the markets in which the company's shares are admitted to trading, pursuant to CVM Resolution No. 44.

4.16       Prohibitions on trading in securities

4.16.1 Before the disclosure to the market, by Eletrobras, of relevant information occurred in the business of Eletrobras or subsidiaries, pursuant to CVM Resolution No. 44, it is forbidden to trade with securities issued by Eletrobras or subsidiaries, or referenced to them, by Eletrobras itself or by related persons.

4.16.1.1 It is assumed that (i) the subject person who trades securities having material information not yet disclosed made use of such information in said trading, being subject to the penalties established in sub-item 4.18 of this policy and in the relevant legislation; (ii) the controlling shareholders, direct or indirect, officers, members of the board of directors and the fiscal council, and the company itself, in relation to the business with securities of its own issuance, have access to all material information not yet disclosed; (iii) the persons listed in item (ii), as well as those who have a commercial, professional or trust relationship with the company, when they have had access to material information not yet disclosed, know that it is inside information.

4.16.1.2 The assumptions set forth in sub-item 4.16.1.1 are relative and must be analyzed in conjunction with other elements that indicate that the aforementioned prohibition was, in fact or not, disrespected and may, as the case may be, be used in combination.

4.16.1.3 The prohibition provided for in sub-item 4.16.1 shall also prevail:

a)	if there is an intention to promote incorporation, total or partial spin-off, merger, transformation, corporate reorganization or business combination, change in the control of the company including through execution, amendment or termination of shareholders' agreement, decision to promote the cancellation of registration of the publicly-held company or change in the environment or trading segment of the shares issued by it, from the moment studies or analyses related to the matter are initiated; and
b)	if studies or analyses are initiated to request judicial or extrajudicial reorganization and bankruptcy, carried out by the company itself.

4.16.2 The prohibitions of sub-item 4.16.1 also apply to managers who depart from the management of Eletrobras or its controlled companies, as the case may be, before the public disclosure of business or fact initiated during its management period, and extends for a period of three months after their removal.

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4.16.3 The prohibitions provided for in sub-items 4.16.1 and 4.16.2 cease to be effective as soon as Eletrobras discloses the relevant information to the market, under the terms of this policy, unless trading with the securities may interfere with the conditions of said business, to the detriment of Eletrobras' shareholders or Eletrobras itself. In the event that Eletrobras verifies the need to maintain the trading prohibition even after the disclosure of the relevant information, the chief financial and investor relations officer must inform by internal communication.

4.16.4 It is forbidden for Eletrobras, its controlling shareholders, its officers, its members of the board of directors and its fiscal council to trade in the securities or in those referenced by Eletrobras itself, in the period of 15 days prior to the date of release of the quarterly accounting information (ITR) and annual financial statements (DFP) of Eletrobras, except as provided for in sub-item 4. 17 and without prejudice to the provisions of this sub-item 4.16, regardless of the knowledge by such persons of the content of the quarterly accounting information and the annual financial statements of the company.

4.16.4.1 The prohibition referred to in sub-item 4.16.4 is independent of the assessment as to the existence of relevant information pending disclosure or the intention in relation to the negotiation.

4.16.4.2 The prohibition referred to in sub-item 4.16.4 does not apply to: (i) negotiations involving fixed-income securities, when carried out through operations with joint repurchase commitments requested by the seller and resale by the buyer, for settlement on a pre-established date, prior to or equal to the maturity of the securities subject to the operation, carried out with profitability or predefined remuneration parameters; (ii) operations intended to comply with obligations assumed before the beginning of the prohibition period arising from securities loans, exercise of purchase or sale options by third parties and forward purchase and sale contracts; and (iii) negotiations carried out by financial institutions and legal entities that are part of its economic group, provided that they are carried out in the normal course of its business and within parameters pre-established in Eletrobras' trading policy.

4.16.5        The counting of the term referred to in sub-item 4.16.4 must be done excluding the day of disclosure, but business with securities can only be carried out on that day after said disclosure.

4.16.6        If any agreement or contract has been entered into aiming at the transfer of the respective shareholding control, or if an option or mandate has been granted for the same purpose, as well as if there is an intention to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization, and until the transaction is made public through the disclosure of a Material Fact, the Board of Directors of Eletrobras (CA) cannot resolve on the acquisition or sale of shares issued by it.

4.16.7        The chief financial and investor relations officer is entitled, regardless of justification, to establish periods in which Eletrobras companies and related parties may not trade with securities issued by Eletrobras, issued by controlled companies or affiliates that are publicly traded ("blocking period"), in which case, the initial term and the final term of the blocking period must be expressly informed by an internal communication, and Eletrobras and related parties must maintain confidentiality of this period.

4.16.7.1 The absence of communication from the chief financial and investor relations officer regarding the blocking period does not exempt Eletrobras companies or related persons from complying with this policy, as well as the applicable legal provisions, in particular CVM Resolution No. 44.

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4.16.8        The assumptions, prohibitions and communication obligations set forth in this policy apply to:

a)	trades carried out on stock exchanges and over-the-counter markets, organized or non-organized, as well as those carried out without the intervention of an institution that is part of the distribution system;
b)	trades carried out directly or indirectly, whether such trades are carried out through controlled companies or through third parties with whom a trust or portfolio or share management agreement is maintained;
c)	trades carried out on own account or by third parties;
d)	securities leasing transactions;
e)	bonds referred to in sub-item 4.13.9.

4.16.8.1 For the purposes of the provisions of sub-item 4.16.8, indirect negotiations or on behalf of third parties are not considered, those carried out by investment funds of which the persons subject to this policy are quotaholders, provided that:

a)	such funds are not exclusive; and
b)	the trading decisions of the trustee or fund manager cannot be influenced by the quotaholders.

4.16.8.1.1 It is assumed, admitted proof to the contrary and subject to the provisions of sub-item 4.16.8.1.2, that the trading decisions of the administrator and the exclusive fund manager are influenced by the shareholder of the fund.

4.16.8.1.2 The presumption referred to in sub-item 4.16.8.1.1 does not apply to exclusive investment funds whose quotaholders are insurers or public supplementary pension entities and whose objective is the application of resources from a free benefit generating plan (PGBL) and life generating free benefits (VGBL), during the deferral period.

4.17       Exceptions to the Securities Trading Prohibition

4.17.1 The assumptions provided for in sub-item 4.16 do not apply to: (i) the acquisition, through private negotiation, of shares that are in treasury, arising from the exercise of a purchase option in accordance with a stock option grant plan approved at a general meeting, or when it comes to the granting of shares to managers, employees or service providers as part of remuneration previously approved at a general meeting; and (ii) negotiations involving fixed income securities, when carried out through operations with combined commitments of repurchase by the seller and resale by the buyer, for settlement on a pre-established date, prior to or equal to the maturity of the securities object of the operation, carried out with profitability or predefined remuneration parameters.

4.17.2 The prohibitions provided for in sub-items 4.16.1 and 4.16.2 do not apply to: (i) negotiations that are carried out in accordance with individual investment or divestment plans, as defined in sub-item 4.17.3; and (ii) subscriptions of new securities issued by the company, without prejudice to the incidence of the rules that provide for the disclosure of information in the context of the issuance and offering of these securities.

4.17.3 The related persons may formalize individual investment or divestment plans regulating their dealings with securities, with the objective of removing the applicability of the assumptions provided for in sub-item 4.16 and CVM Resolution No. 44 ("individual investment or divestment plans").

4.17.3.1 Individual investment or divestment plans must contain provisions that prevent the use, by the related person, of inside information for their own benefit, directly or indirectly, and must therefore be prepared in such a way that the decision to buy or sell securities by the related person cannot be made after the knowledge of inside information, and the person holding the individual investment and divestment plan refrains from exercising influence over the transaction pending relevant undisclosed information.

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4.17.3.2 Individual investment or divestment plans shall:

a)	be formalized, in writing, before the chief financial and investor relations officer, prior to any negotiations (Appendix V);
b)	be verifiable, including with regard to its institution and the making of any change in its content;
c)	establish, irrevocably and irreversibly, the dates and values or quantities of the business to be carried out by the participants; and
d)	provide for a minimum period of three months for the plan itself and its eventual modifications and cancellation to take effect.

4.17.4 The individual investment or divestment plans may allow the trading of securities within the period provided for in sub-item 4.16.4, provided that, in addition to observing the requirements of sub-item 4.17.3:

a)	the company has approved a schedule defining specific dates for the disclosure of quarterly financial information (ITR) and annual financial statements (DFP); and
b)	oblige its participants to revert to the company any losses avoided or potential gains earned in trading with securities, resulting from any change in the disclosure dates of the ITR and DFP forms, determined through reasonable and verifiable criteria defined by the plan itself.

4.17.5       Participants in individual investment or divestment plans are prohibited from simultaneously maintaining in force more than one individual investment or divestment plan and from carrying out any operations that nullify or mitigate the economic effects of the operations to be determined by the individual investment or divestment plans.

4.17.6        Without prejudice to the provisions of sub-item 4.17.9 below, the chief financial and investor relations officer must evaluate the individual investment or divestment plans in view of the current regulations, and may refuse to file them with Eletrobras if they are in disagreement with this policy or with the regulations in force.

4.17.7 Related persons who enter into individual investment or divestment plans must communicate to Eletrobras' chief financial and investor relations officer and investor relations area, always in writing: (i) all negotiations carried out, within five days of their occurrence; and (ii) subsequent changes to the individual investment or divestment plans or non-compliance with such plans. In addition, they must also communicate to the Stock Exchanges about their individual investment or divestment plans and subsequent changes or non-compliance with such plans. The communication must contain, at a minimum, an indication of whether the plan is for investment or scheduled divestment, the dates and amounts or quantities of the business to be carried out.

4.17.8        Eletrobras' investor relations area shall maintain specific and individualized control of all individual investment or divestment plans made pursuant to this sub-item 4.17 and immediately communicate to the chief financial and investor relations officer any cases of non-compliance with said plans.

4.17.9 It is incumbent upon the Board of Directors of Eletrobras (CA) to verify, at least every six months, the adherence of the negotiations carried out by the participants to the investment or divestment plans formalized by them, and such verification must be expressly included in the minutes of the meeting.

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4.18       Serious penalties and infractions

4.18.1 Pursuant to CVM Resolution No. 44, non-compliance with its provisions constitutes a serious infraction, for the purposes provided for in Law No. 6,385/1976.

4.18.2        Without prejudice to the other penalties provided for in the applicable legislation and regulations, in case of violation of the provisions set forth in this policy, the offender will be subject to the sanctions and liability established in specific regulations of Eletrobras companies, for damages that may be caused to Eletrobras and/or its controlled companies.

4.18.3        The provisions of this policy do not eliminate the administrative, civil and criminal responsibilities arising from the applicable legislation and regulations that may be attributed to third parties not directly linked to Eletrobras, who have knowledge of relevant information and will use it in violation of the law, regulation and rules of this policy.

4.18.4 Without prejudice to the powers of the company's whistleblowing and other compliance areas, the investor relations area must inform the whistleblowing area, for the due investigations: (i) if it becomes aware, through the communications referred to in sub-item 4.13, of securities trading in prohibited periods; (ii) or if there are atypical fluctuations in Eletrobras' shares, thus characterizing the price or volume variation.

5 Responsibilities

5.1        Board of Directors of Eletrobras (CA) – approve this policy.

5.2        Board of Directors of Eletrobras companies – ratify the approval of this policy.

5.3        Eletrobras Executive Board (DEE) – approve this policy and ensure its implementation.

5.4        Executive boards of Eletrobras companies – approve this policy and ensure its implementation.

5.5        Eletrobras Financial and Investor Relations Board – execute and monitor this policy.

6 Concepts

6.1        Controlling shareholder – shareholder that falls within the concept established by the Brazilian Corporation Law (Law No. 6.404/1976), and may also be named as "parent company".

6.2        Managers – officers and their alternates and members of the Board of Directors of Eletrobras (CA) or Eletrobras companies, in the latter case when expressly mentioned "managers of Eletrobras companies".

6.3        American Depositary Receipts (ADRs) – share certificates issued by US financial institutions, backed by securities of a foreign company.

6.4        Investor Relations Area – Eletrobras technical area responsible for the relationship with shareholders, securities investors and regulatory bodies.

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6.5        General meeting – highest body of the company, exclusively deliberative, which is characterized by the shareholders' meeting, by convening and installing, to deliberate on matters of interest to Eletrobras companies, according to the powers established in its articles of incorporation and in the Brazilian Corporation Law.

6.6        Stock Exchange – organized market entity, in which the securities issued by Eletrobras are admitted to trading, in the country or abroad, such as Brasil, Bolsa, Balcão (B3 S.A.), The New York Stock Exchange (NYSE) and the Madrid Stock Exchange for the Latin American Market (LATIBEX).

6.7        Bonds – debt securities issued by Eletrobras, abroad, not referenced in shares, through which the buyer receives periodic interest and the principal on the maturity of the bond.

6.8        Affiliates – companies in which Eletrobras has significant influence, pursuant to the Brazilian Corporate Law (Law No. 6.404/1976).

6.9        Securities and Exchange Commission (CVM) – an autarchy linked to the Ministry of Economy, created by Law No. 6,385, of December 7, 1976, with the objective of supervising, regulating, disciplining and developing the securities market in Brazil.

6.10        Statutory committees – advisory bodies to the Board of Directors of Eletrobras, created in accordance with the current Articles of Incorporation of Eletrobras and which may be composed of members external to the Board of Directors of Eletrobras.

6.11        Notice to the market – instrument through which the company discloses information that may be considered useful to shareholders and investors, but which does not constitute relevant information, pursuant to CVM Resolution No. 44.

6.12        Fiscal Councilors – full and alternate members of the Fiscal Council of Eletrobras or Eletrobras companies, in the latter case when expressly mentioned "fiscal councilors of Eletrobras companies".

6.13 Commercial contacts – individual or legal entity that has knowledge of inside information of the company or its subsidiaries, as a result of a commercial, professional or trust relationship, such as, but not limited to: independent auditors, securities analysts, lawyers, consultants, partners, service providers, rating agencies, advisors, accountants.

6.14        Subsidiaries/controlled companies – all companies that are controlled by the company, directly or indirectly, in Brazil and abroad, as defined in article 243, of the Brazilian Corporation Law (Law No. 6.404/1976).

6.15        chief financial and investor relations officer – Eletrobras officer, appointed pursuant to its Articles of Incorporation or by delegation, as responsible for representing Eletrobras and providing information to investors and shareholders, the CVM, the SEC and the Stock Exchanges, as well as for maintaining the record of a publicly-held company of Eletrobras duly updated.

6.16       Eletrobras/holding company/company – Centrais Elétricas Brasileiras S.A., a publicly-held corporation incorporated as a federal mixed-capital company, authorized by Law No. 3.890-A, of 1961, and privatized, under the terms of Law No. 14.182, of 2021, which operates in the power generation and transmission business and which has as subsidiaries, through a majority shareholding, the other Eletrobras companies.

6.17       Eletrobras Companies – a conglomerate of companies formed by Eletrobras and its subsidiaries; when spelled “Eletrobras companies” or “other companies”, it is understood as a reference to the subsidiaries of the holding company.

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6.18       Employees and executives with access to relevant information – employees, officers of Eletrobras companies and their advisors, who, by virtue of their position or position in the company, have access to any inside information.

6.19       Former managers – managers and fiscal councilors of Eletrobras companies from the moment they cease to exercise/occupy their respective positions/functions, whether due to license, resignation, dismissal or replacement.

6.20        Registration form – electronic document, periodic and eventual forwarding, provided for in CVM Resolution No. 80, of March 29, 2022, with its subsequent amendments, whose purpose is to gather in a single document information on the data and main characteristics of the company and its securities.

6.21        Inside information – relevant information not yet disclosed to regulatory bodies and/or the investing public and/or the Stock Exchanges, through the channels and in the manner established in this policy.

6.22        Relevant information – any decision of the controlling shareholder, resolution of the general meeting or of the management bodies of the Eletrobras companies, or any other act or fact of a political-administrative, technical, business or economic-financial nature, occurred or related to the business, which may influence in a ponderable way:

a)	in the quotation of securities issued by the company and/or Eletrobras companies/its controlled companies or referred to them;
b)	the decision of investors to buy, sell or hold those securities; or
c)	in the decision of investors to exercise any rights inherent to the condition of holders of securities issued by Eletrobras companies or referenced to them.

Examples of a potentially relevant act or fact, among others, are the following:

a)	signing of an agreement or contract for the transfer of shareholding control of Eletrobras companies, even if under suspensive or resolutive condition;
b)	change in the control of Eletrobras companies, including through the execution, amendment or termination of a shareholders' agreement;
c)	execution, amendment or termination of a shareholders' agreement in which Eletrobras companies are party or intervening parties, or which has been registered in the proper book of the company and/or Eletrobras companies;
d)	entry or exit of a partner who maintains, with the company, an operational, financial, technological or administrative contract or collaboration;
e)	authorization to trade the securities issued by Eletrobras companies in any market, national or foreign;
f)	decision to cancel the registration of the company and/or controlled companies;
g)	incorporation, merger or spin-off involving Eletrobras companies or related companies;
h)	transformation or dissolution of Eletrobras companies;
i)	change in the composition of the equity of Eletrobras companies;
j)	change in accounting criteria;
k)	debt renegotiation;
l)	approval of a stock option grant plan;
m)	change in the rights and advantages of securities issued by Eletrobras and/or controlled companies;
n)	stock split or reverse split or bonus award;

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o)	acquisition of securities issued by the company for permanence in treasury or cancellation, and disposal of securities thus acquired;
p)	profit or loss of the company and the allocation of cash proceeds;
q)	conclusion or termination of a contract, or failure to perform it, when the expectation of completion is public knowledge;
r)	approval, change or withdrawal of a project or delay in its implementation;
s)	beginning, resumption or stoppage of the manufacture or commercialization of a product or service provision;
t)	discovery, change or development of technology or resources of Eletrobras companies;
u)	modification of projections disclosed by Eletrobras companies; and
v)	request for judicial or extrajudicial reorganization, request for bankruptcy or filing of a lawsuit, administrative or arbitration proceeding that may affect the economic and financial situation of Eletrobras companies.

6.23        Relevant negotiations – business or the set of business through which the direct or indirect participation of controlling shareholders, direct or indirect, of shareholders who elect members of the board of directors or the fiscal council, as well as any individual or legal entity, or group of persons, acting together or representing the same interest, exceeds, upwards or downwards, the levels of 5%, 10%, 15% and, thus, successively, of type or class of shares representing the company's capital stock, pursuant to CVM Resolution No. 44.

6.24        Bodies with technical or advisory functions – bodies of Eletrobras and its controlled companies, with technical functions or intended to guide managers, such as, but not limited to, committees and commissions.

6.25        Regulatory bodies – CVM, SEC and other securities market regulatory bodies that are competent to regulate and supervise Eletrobras and its securities.

6.26        Related persons – persons, individuals or legal entities, who maintain the links indicated below with managers, tax advisors and/or members of any bodies with technical or advisory functions created by statutory provision:

a)	spouse, from whom he is not separated judicially or extrajudicially;
b)	partner, even if separated from a de facto person;
c)	any dependent included in the annual income tax adjustment statement;
d)	companies directly or indirectly controlled by them;
e)	third parties with whom a trust agreement or stock portfolio management has been maintained.

6.27        Subject Persons – any connected or related person, and any other natural or legal person that falls into any of the situations described in this policy.

6.28        Related Persons – any of the individuals or legal entities listed below:

a)	direct and indirect controlling shareholders;
b)	officers of Eletrobras companies;
c)	members of the boards of directors and fiscal councils of Eletrobras companies;
d)	Eletrobras itself;
e)	members of any bodies with technical or advisory functions of Eletrobras companies, created or that may be created by statutory provision of Eletrobras and its controlled companies;
f)	employees and assistants of Eletrobras companies who have access to or knowledge of inside information;

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g)	managers who depart from Eletrobras companies during the period in which they hold any privileged information or in the other cases provided for in this policy;
h)	anyone who, by virtue of his position, function or position at Eletrobras, in the controlling shareholders, in its controlled companies or in affiliated companies, has knowledge about inside information;
i)	persons who have a commercial, professional or trust relationship with Eletrobras companies, their respective employees and representatives, who have had access to inside information.

6.29        Securities and Exchange Commission (SEC) – regulator of the securities market of the United States of America (USA).

6.30        Securities – those defined in Law No. 6,385, of December 7, 1976, as well as in the regulation issued by the CVM, issued by Eletrobras or exchangeable or convertible into securities issued by the company. They include, among others, shares, debentures, subscription warrants, coupons, receipts (including those issued outside Brazil backed by shares) and subscription rights, split certificates, securities depository certificates, call or put options, indices, promissory notes and derivatives of any kind or any other securities or collective investment contracts issued by Eletrobras that, by legal determination, are considered securities.

7 General Provisions

7.1        Other terms contained in this policy that are not expressly defined in item 6 shall have the meanings provided for in the applicable legislation, in particular in CVM Resolution No. 44.

7.2        This policy and any changes that may be made will be disclosed, according to CVM Resolution No. 44 and sub-item 4.2 of this policy, and, once made public, must be observed by all persons subject to it.

7.3        Any doubts about the provisions of this policy must be clarified with the company's chief financial and investor relations officer, who will have the support of the investor relations area, under the terms of this policy.

7.4        Unless otherwise provided for in a specific item of this policy, any communications or notifications regarding information relevant to the CFO and investor relations must contain a date, identification that it is confidential information and will only be considered as delivered if: (i) received, personally, against receipt; (ii) sent by registered letter, with acknowledgment of receipt; or (iii) sent to the corporate electronic correspondence address of the Finance and Investor Relations Department of the Eletrobras holding company.

7.5        This policy enters into force on the date of its approval by the Board of Directors of Eletrobras (CA) and has a term of validity of five years, and may be amended by the Financial and Investor Relations Board of Eletrobras, at any time, upon new approval by the Board of Directors of Eletrobras (CA) and adequate disclosure to regulatory bodies and Stock Exchanges, pursuant to CVM Resolution No. 44 and this policy.

7.6        The approval or amendment of this policy must be communicated to the CVM and, if applicable, to the management entities of the markets in which the securities are admitted to trading, and the communication must be accompanied by a copy of the resolution and the entire content of the documents that discipline and integrate said policy.

7.6.1        Without prejudice to further investigation and sanction, CVM may determine the improvement or change of this policy, if it understands that its content does not prevent the use of relevant information in carrying out the trading of securities or if it understands that it does not adequately meet the terms of CVM Resolution No. 44.

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7.7        The guidelines established in this document must be observed by all employees of Eletrobras companies, subject persons, contractors, service providers and trainees, in addition to any business partners, suppliers, service provider companies and employees of commercial partners and joint ventures of Eletrobras and subsidiaries.

7.8       Eletrobras companies must adapt their normative documents and the controls that are necessary in accordance with the provisions of this policy. The maximum period for adequacy is 90 days from the approval by the Board of Directors of Eletrobras.

7.9       This policy can be broken down into unified and valid regulations for all Eletrobras companies and also into specific internal normative documents in each controlled company, always in line with the principles and guidelines established herein.

7.10        This policy replaces and revokes edition 2.0 of the POL-DISSEMINATION OF RELEVANT INFOS AND SECURITIES TRADING, approved by RES-121/2022, of 03/30/2022 and DEL-040/2022, of 04/13/2022.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.